UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (Pink Sheets: TAROF)

FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kalb	William J. Coote
GVP, CFO	VP, Treasurer
(914) 345-9001	(914) 345-9001
Michael.Kalb@taro.com	William.Coote@taro.com

TARO PROVIDES 2011 THIRD QUARTER AND YEAR TO DATE RESULTS
2011 Performance Continues to Improve over Comparable 2010 Periods

Hawthorne, NY, November 10, 2011 - Taro Pharmaceutical Industries Ltd. (“Taro,” or the “Company,” Pink Sheets: TAROF) today provided unaudited financial results for the quarter and year to date periods ended September 30, 2011.

Third Quarter 2011 Highlights vs. 2010
●	Net sales of $138.3 million, increased $35.2 million or 34.1%,
●	Gross profit, as a percentage of net sales was 67.5%, compared to 60.1%,
●	Selling, marketing, general and administrative expenses decreased $3.2 million, and as a percentage of net sales decreased to 17.7%, compared to 26.9%,
●	Operating income of $61.9 million, or 44.8% of net sales, compared to $24.7 million, or 24.0% of net sales,
●	Net income was favorably impacted by foreign exchange (FX) income of $16.1 million, compared to an FX expense of $2.1 million—an $18.2 million benefit,
●	Net income attributable to Taro was $58.9 million, compared to $18.5 million, an increase of $40.4 million, resulting in diluted earnings per share of $1.32 compared to $0.45.

Year to Date 2011 Highlights vs. 2010
●	Net sales of $357.6 million, increased $67.7 million or 23.3%,
●	Gross profit, as a percentage of net sales was 62.5%, compared to 59.4%,
●	Selling, marketing, general and administrative expenses decreased $7.8 million, and as a percentage of net sales decreased to 20.1%, compared to 27.5%,
●	Operating income of $129.5 million, or 36.2% of net sales, compared to $64.9 million, or 22.4% of net sales,
●	Net income was favorably impacted by FX income of $13.2 million, compared to an FX expense of $1.6 million—a $14.8 million benefit,
●	Net income attributable to Taro was $120.3 million compared to $47.6 million, a $72.7 million increase, resulting in diluted earnings per share of $2.70 compared to $1.15.

Taro’s Interim Chief Executive Officer, Jim Kedrowski, commented, “The third quarter, which is typically our strongest, was a very good quarter for Taro as illustrated by these financial results.  Progress continues on all fronts as demonstrated by our top-line growth, the reduction in SG&A expenses and improved manufacturing performance.  However, a portion of this revenue growth is attributable to our ability to capitalize on current market opportunities which may not be sustainable.  In addition, Taro's product pipeline has not developed as quickly as we expected as evidenced by the level of our R&D expenses and by the relatively low number of product filings and approvals.”

- more -

Taro Pharmaceutical Industries Ltd.

Mr. Kedrowski continued, “Our majority shareholder, Sun Pharma, has made an offer to purchase all of the issued and outstanding shares of Taro.  While a special committee of the Independent Directors has been formed to evaluate the proposal, Taro Management remains focused on our core business in order to finish the year on a strong note.”

Cash Flows and Balance Sheet Highlights
●	Cash flows from operations were $119.9 million compared to $38.4 million in the same period a year ago,
●	Cash, including marketable securities, increased $120.2 million from December 31, 2010 to $209.0 million.

FDA Filings
During the quarter, Taro filed an ANDA for one product with the FDA.  Year to date, Taro has filed ANDAs for three products and has received approval for ANDAs representing seven products.  ANDAs for 22 products (including four tentative approvals) and one NDA await FDA approval.

Form 20-F Filings with the SEC
During the quarter, the Company filed its annual reports, which include audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).  The Company previously filed its annual report for the year ended December 31, 2010 on Form 20-F on June 29, 2011.

Sun Pharma Proposes to Acquire Taro Shares at $24.50 per Share
As announced October 19, 2011, the Company’s Board of Directors received a letter from Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (together with its subsidiaries and affiliates, “Sun Pharma”) making a non-binding proposal for the acquisition of all of the issued and outstanding shares of Taro, not currently held by Sun Pharma, at a price of $24.50 per share, in cash; representing a 25.96% premium over Taro’s closing price on October 17, 2011.

************************
About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENTS
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and financial information for 2011.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include the evaluation of the Sun Pharma tender offer by Taro’s Board of Directors, acceptance of the offer by Taro Shareholders, approval, if any required, by regulatory authorities, the possible unavailability of financial information, actions of the Company's lenders and creditors, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(U.S. dollars in thousands, except share data)

	Quarter Ended		Year to Date
	September 30,		September 30,
	2011	2010(1)	2011	2010(1)

Sales, net	$138,251	$103,087	$357,563	$289,881
Cost of sales	44,945	41,128	134,087	117,724
Gross Profit	93,306	61,959	223,476	172,157

Operating Expenses:
Research and development, net	6,934	9,556	22,000	27,497
Selling, marketing, general and administrative	24,436	27,682	71,988	79,779
Operating income	61,936	24,721	129,488	64,881

Financial Expenses, net:
Interest and other financial expenses	1,507	2,767	2,908	4,890
Foreign exchange (income) expense	(16,072)	2,097	(13,232)	1,569
Other income, net	(171)	(281)	(1,174)	(154)
Income before income taxes	76,672	20,138	140,986	58,576
Tax expense	18,317	643	19,967	5,020
Income from continuing operations	58,355	19,495	121,019	53,556

Net income (loss) from discontinued operations(2)	295	(635)	(89)	(5,524)
Net income	58,650	18,860	120,930	48,032
Net (loss) income attributable to non-controlling interest(3)	(285)	327	650	448

Net income attributable to Taro	$58,935	$18,533	$120,280	$47,584

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$1.31	$0.49	$2.71	$1.35
Diluted	$1.31	$0.47	$2.70	$1.28

Net income (loss) per ordinary share from discontinued operations attributable to Taro:
Basic	$0.01	$(0.02)	$(0.00)*	$(0.14)
Diluted	$0.01	$(0.02)	$(0.00)*	$(0.13)

Net income per ordinary share attributable to Taro:
Basic	$1.32	$0.47	$2.71	$1.21
Diluted	$1.32	$0.45	$2.70	$1.15

Weighted-average number of shares used to compute net income per share:
Basic	44,534,733	39,495,864	44,444,423	39,332,419
Diluted	44,590,051	41,334,604	44,533,915	41,248,337

(1)	The 2010 information is updated from the October 29, 2010 press release to reflect footnotes 2 and 3 below.
(2)	In 2010, the Company closed its Ireland manufacturing facility and decided to sell the facility and has therefore classified its Irish subsidiary as discontinued operations.
(3)
Represents the impact of the Company adopting FASB ASC Section 810-10-65, which requires the Company to allocate income or loss attributable to a non-controlling interest based on the respective ownership percentages.

* Amount is less than $0.01.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2011	2010
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$161,510	$54,144
Short-term bank deposits	44,641	31,000
Marketable securities	2,889	3,693
Accounts receivable and other:
Trade, net	102,660	73,406
Other receivables and prepaid expenses	83,207	49,251
Inventories	92,883	83,709
Long-term assets held for sale, net(1)	441	434
TOTAL CURRENT ASSETS	488,231	295,637

Long-term receivables and other assets	25,881	30,663
Property, plant and equipment, net	154,565	163,596
Other assets	45,239	66,546
TOTAL ASSETS	$713,916	$556,442

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and short-term loans	$12,679	$14,885
Current maturities of long-term debt	13,167	13,310
Trade payables and other current liabilities	147,160	101,591
TOTAL CURRENT LIABILITIES	173,006	129,786

Long-term debt, net of current maturities	30,692	31,225
Deferred taxes and other long-term liabilities	7,258	10,918
TOTAL LIABILITIES	210,956	171,929

Non-controlling interest(2)	3,851	3,201
Taro shareholders’ equity	499,109	381,312

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$713,916	$556,442

(1)	In 2010, the Company closed its Ireland manufacturing facility and decided to sell the facility and therefore has classified the related assets as held for sale.
(2)
Represents the impact of the Company adopting FASB ASC Section 810-10-65, which requires the Company to allocate income or loss attributable to a non-controlling interest based on the respective ownership percentages.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Nine Months Ended September 30,
	2011	2010
Operating Activities
Net income	$120,930	$48,032
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	14,170	14,003
Stock-based compensation	47	270
Capital loss on sales of assets, net	92	-
(Decrease) increase in long-term debt due to currency fluctuations	(704)	210
Increase in trade receivables	(29,544)	(14,590)
Change in derivative instruments, net	2,476	-
Increase in other receivables, prepaid expenses and other assets	(16,135)	(1,362)
Increase in inventories	(10,558)	(7,210)
Foreign exchange effect on intercompany balances	(8,372)	872
Increase (decrease) in trade and other payables and accruals	47,490	(1,781)
Net cash provided by operating activities	119,892	38,444

Investing Activities:
Purchase of property plant & equipment, net of related grants	(3,698)	(3,053)
Long-term security deposits and other assets	55	-
Investment in other intangible assets	-	(5,097)
Repayment of short-term bank deposits	(13,641)	(33,317)
Proceeds from sale of short-term bank deposits	-	471
Proceeds from sale of marketable securities	1,090	-
Net cash used in investing activities	(16,194)	(40,996)

Financing Activities:
Proceeds from issuance of shares, net	8,839	-
Proceeds from exercise of warrants	-	21,642
Repayments of long-term debt	(4)	(17,307)
Repayments of short-term bank debt, net	(2,173)	(10,832)
Net cash provided by (used in) financing activities	6,662	(6,497)

Effect of exchange rate changes	(2,994)	87
Net increase (decrease) in cash	107,366	(8,962)
Cash at beginning of period	54,144	98,439

Cash at end of period	$161,510	$89,477

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 10, 2011

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer and Director